Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-229689 on Form S-4 of our reports dated February 21, 2019 relating to the consolidated financial statements of Fiserv, Inc. and subsidiaries and the effectiveness of Fiserv, Inc.’s internal control over financial reporting (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph regarding the company’s adoption of a new accounting standard and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), appearing in the Annual Report on Form 10-K of Fiserv, Inc. for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Joint Proxy and Consent Solicitation Statement/Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

March 13, 2019